UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	Immediate

Date	1 February 2016

Release Number	3/16

STANDARD & POOR’S REVIEW OF BHP BILLITON’S CREDIT RATING

BHP Billiton notes the announcement today, 1 February 2016, by Standard & Poor’s that it has lowered the credit ratings of BHP Billiton Limited and BHP Billiton Plc from A+ to A.

The rating on BHP Billiton’s senior secured notes has been lowered from A+ to A and subordinated notes from A- to BBB+.

BHP Billiton has also been placed on ‘CreditWatch with negative implications’ and Standard & Poor’s has advised it aims to resolve the CreditWatch after the release of BHP Billiton’s Results for the half year ended 31 December 2015.

BHP Billiton has the strongest credit rating in the sector and remains committed to maintaining its strong balance sheet through the cycle.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Emily Perry	Tara Dines
T +61 3 9609 2800 Mobile +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Eleanor Colonico	Andrew Gunn
T +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Eleanor.Colonico@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Paul Hitchins	United Kingdom and South Africa
T + 61 3 9609 2592 Mobile + 61 419 315 001 Email: Paul.Hitchins@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and South Africa	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Americas
T +44 207 802 4033 Mobile +44 7827 082 022 Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
Tel: +1 212 310 1421 Mobile: +61 429 124 209
Jennifer White	email: James.Wear@bhpbilliton.com
T +44 207 802 7462 Mobile +44 7827 253 764 Email: Jennifer.White@bhpbilliton.com	Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
North America	email: Joseph.Suarez@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
BHP Billiton Finance Limited ABN 82 008 519 319	BHP Billiton Finance Plc Registration number 6683534
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

This release was made outside the hours of operation of the ASX market announcements office.

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	February 1, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary